AMENDMENTS TO
BYLAWS OF AMERIS BANCORP, AS AMENDED AND RESTATED
Approved and Adopted June 11, 2020

The following amendments to the Bylaws of Ameris Bancorp (the “Company”), as amended and restated (the “Bylaws”), were approved and adopted by the Company’s shareholders at the Company’s 2020 Annual Meeting of Shareholders held on June 11, 2020.
1.Article III, Section 2(a) of the Bylaws was amended to add the following new paragraph as the last paragraph thereof:
“ Notwithstanding anything to the contrary in this Section 2(a), commencing with the 2021 annual meeting of shareholders, the Board of Directors shall no longer be divided into three classes and each director shall be elected at each annual meeting of shareholders to serve until the next annual meeting of shareholders and until his or her successor is duly elected and qualified or until his or her earlier resignation, removal from office or death.”
2.Article III, Section 3 of the Bylaws was amended as follows, with deletions thereto indicated by strike-outs and additions thereto indicated by underlining:
“ Section 3. Vacancies. Vacancies on the Board of Directors and newly created directorships resulting from an increase in the authorized number of members of the Board of Directors may be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and a director so chosen shall hold office until the next annual meeting of shareholders t~~he next election of the class of directors to which such director belongs, or the next annual election of directors by the shareholders in the case of newly created directorships~~, and until his or her successor is duly elected and qualified or until his or her earlier resignation, removal from office or death.”